SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2004

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Presidente Juscelino Kubitschek 1830 - Torre I - 13º andar
Itaim Bibi
04543-900 São Paulo, SP, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

RELEVANT FACT
COMPANHIA SIDERÚRGICA NACIONAL
Rua São José n° 20, Grupo 1602
Rio de Janeiro/RJ
CNPJ n° 33.042.730/0001-04

COMPANHIA SIDERÚRGICA NACIONAL approved on this date, new buy back of its common shares, as of November 12, 2004, in order to remain in treasury and subsequent sale or cancellation.

Such buy back shall be in compliance with the following terms and conditions, pursuant to CVM Instruction No. 10/80:

I.	Amount of the Shares of the Buy Back: up to 6,357,000 common shares.

II.	Term: three-months period, as of November 12, 2004, terminating on February 11, 2005.

III.	Amount of the Free Float (excluding the shares held by the controlling shareholder): 153,568,682.

IV.	Amount of the Shares in Treasury: 4,830,399.

V.	Place of the Buy Back: Bolsa de Valores de São Paulo - BOVESPA ("Bovespa").

VI.	Maximum Price of the Shares: the purchase price of the common shares shall not be higher than its market price in Bovespa.

VII.	Stock Brokers: Itaú S.A. Corretora de Valores S.A., Pactual CTVM S.A. and Credit Suisse First Boston CTVM S.A.

Rio de Janeiro, October 26, 2004.

Companhia Siderúrgica Nacional
Lauro Henrique Campos Rezende
Investments and Investor Relations Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 26, 2004

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Lauro Henrique Rezende
Lauro Henrique Rezende Investments Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.